Exhibit 99.1

Aurinia Announces Appointment of Biotech Industry Leader Jeffry Randall to its Board of Directors and Audit Committee

VICTORIA, British Columbia--(BUSINESS WIRE)--December 12, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the appointment of Lorin Jeffry “Jeff” Randall to its board of directors and Chairman of the Audit Committee. Mr. Randall currently serves on the boards of directors of Athersys, Inc. where he serves as Chairman of the Audit and Compensation Committees, and Acorda Therapeutics, Inc. where he serves on the Audit, Compliance and Nominations and Governance Committees.

“We’re at a critical inflection point for the Company and having Jeff’s expertise on the board and serving as Chairman of the Audit Committee will be extremely valuable as we work to advance voclosporin to market,” commented Charles Rowland, Chief Executive Officer of Aurinia.

Mr. Randall has over 30 years of experience serving in financial and operating roles spanning biotechnology, pharmaceuticals and manufacturing. He has led a number of companies through multi-million dollar financings and mergers and acquisitions. In addition to his current board positions, Mr. Randall served on the board of directors of Nanosphere, Inc. from 2008 to 2016, most recently as Chairman of the Board. From 2004 to 2006, Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company. Mr. Randall holds a Bachelor’s of Science in Mathematics and Accounting from Pennsylvania State University and a Master’s in Business Administration from Northeastern University.

"This is an especially exciting time for Aurinia," added Jeff Randall. "I look forward to working with the accomplished Aurinia team in developing innovative treatments to improve long-term outcomes for patients living with debilitating and potentially life threatening diseases, such as lupus nephritis."

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across indications. The drug has received “Fast Track Designation” from the U.S. FDA. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The Company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

We seek safe harbor.

CONTACT:
Investor & Media Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com